Exhibit (d)(3)

October 4, 2013

CONFIDENTIAL

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard

East Tower

Newport Beach, California 92660

Attention: Mr. Dwight W. Decker, Chairman

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the terms upon which M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), agrees to continue discussions and other activities regarding a potential acquisition of Mindspeed Technologies, Inc., a Delaware corporation (the “Company”) (such acquisition, the “Transaction”) and certain related matters.

In consideration of the substantial amount of resources MACOM will expend in evaluating and negotiating the terms of the Transaction and of the mutual covenants set forth below, MACOM and the Company agree as follows:

1. Other Negotiations. During the period beginning on the date of this Agreement and ending as of the earlier of (a) (i) 11:59 p.m. (Pacific time) on the date that is 21 days after the date of execution of this Agreement by both parties (the “Initial Exclusivity Period”), if this Agreement is not renewed pursuant to the terms of Section 2 hereof or (ii) 11:59 p.m. (Pacific time) on the last day of the Renewal Exclusivity Period (as defined below), if this Agreement is renewed pursuant to the terms of Section 2 hereof, or (b) such earlier time and date on which MACOM and the Company mutually agree to discontinue discussions regarding the Transaction, the Company will not and will cause its subsidiaries and affiliates, and its and their respective directors, officers, employees, agents, and advisors (including, without limitation, financial advisors, attorneys, accountants and their respective directors, officers, employees, agents, and advisors) (“Representatives”) not to take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than MACOM) regarding (A) the sale, purchase, or transfer, directly or indirectly, including any license, of all or any material portion of the stock, business, or assets of the Company or any of its subsidiaries or affiliates, by way of merger, recapitalization, tender or exchange offer, asset sale, or otherwise, other than (1) sales of inventory and non-exclusive licenses entered into in the ordinary course of business or (2) the divestment of its wireless business to a third party, or (B) any other transaction the closing of which would prevent or materially delay the consummation of the Transaction (any transaction described in (A) or (B), a “Competing Transaction”). The Company will immediately terminate or suspend (or cause to be terminated or suspended) any such negotiations in progress as of the date hereof. The Company will promptly, and in any event within 24 hours, notify MACOM regarding any contact (with the Company, its Representatives, any of its subsidiaries or affiliates or any of their respective Representatives) by any third party after the date hereof regarding any offer, proposal or inquiry regarding any Competing Transaction, including in any such notice a summary of the material terms of such proposal. In no event will the Company or any subsidiary or affiliate accept or enter into an agreement concerning any Competing Transaction during the Initial Exclusivity Period or any Renewal Exclusivity Period. The Company represents and warrants that it (or its applicable subsidiary, affiliate or Representative) has the legal right to terminate or suspend any such pending negotiations. Throughout the Initial Exclusivity Period and any Renewal Exclusivity Period, the Company will provide MACOM with all records and information relating to the business, assets, and affairs of the Company and its subsidiaries and affiliates as may reasonably be requested by MACOM and will permit MACOM reasonable access to all properties, premises, books, accounts, records, employees and documents of the Company and its subsidiaries and affiliates.

2. Renewal Exclusivity Period. The Initial Exclusivity Period (and the terms hereof) will be automatically extended for a subsequent seven-day period (the “Renewal Exclusivity Period”), unless the Company terminates discussions regarding the Transaction by written notice of such termination (“Termination Notice”) received by MACOM during the Initial Exclusivity Period, which termination will not become effective until the end of the Initial Exclusivity Period. For the avoidance of doubt, the Termination Notice may be given only during the Initial Exclusivity Period and the receipt of a Termination Notice will result solely in non-renewal of this Agreement and will not shorten the duration of the Initial Exclusivity Period.

3. Notices. Any notices, including any Termination Notice, will be in writing and will be deemed received (a) on the date of delivery if delivered personally or by messenger service, (b) on the date of transmission by email or (c) on the date of confirmation of receipt if delivered by a nationally recognized courier service, to (x) the Company, at the address set forth above or (y) MACOM at the following address (or at such other address for a party as will be specified by like notice):

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01951

Attention: John Croteau, President and Chief Executive Officer

Email Address: john.croteau@macomtech.com

with a copy to:

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01951

Attention: Clay Simpson, General Counsel

Email Address: clay.simpson@macomtech.com

4. Governing Law. This Agreement and all disputes or controversies arising hereunder or relating hereto will be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts wholly executed and performed therein. With respect to any action or proceeding between the parties arising out of or relating to this Agreement, each party: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding will be heard and determined exclusively in accordance with the preceding clause (a); (c) waives any objection to laying venue in any such action or proceeding in such courts; and (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party. Each party irrevocably waives any and all rights to trial by jury in any action or proceeding between the parties arising out of or relating to this Agreement.

5. Amendment; Non-Waiver. No amendment, modification, or waiver of any provision of this Agreement will be effective unless in writing and signed by duly authorized signatories of both parties (or,

solely in the case of a waiver, the party granting such waiver). The waiver by either party of a breach of or a default under any provision of this Agreement will not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement, nor will any delay or omission on the part of either party to exercise or avail itself of any right, power, privilege, or remedy that it has or may have hereunder operate as a waiver thereof, nor will any single or partial exercise thereof preclude any further exercise of any such right, power, privilege, or remedy hereunder.

6. Nature of Obligations. The parties will have no obligation to consummate the Transaction unless and until a definitive agreement with respect thereto is reached, and in such case such obligation will be subject in all respects to the satisfaction of the conditions contained therein, and neither party hereto will have any liability to the other if the parties fail for any reason to execute such a definitive agreement, except with respect to the matters set forth in this Agreement.

The Company agrees that MACOM would be irreparably harmed by a violation of this Agreement, that monetary damages would be an insufficient remedy for such a violation, and that, accordingly, MACOM would be entitled to equitable relief (including by way of injunction and specific performance) to remedy or prevent further violations of this Agreement, without prejudice to the rights and remedies otherwise available to it. In the event of a violation of this Agreement by the Company, MACOM shall be entitled to seek, without limitation of any other remedy, reimbursement of its transaction expenses incurred in connection with the Transaction.

In the event that any of the provisions of this Agreement will be held by a court or other tribunal of competent jurisdiction to be invalid or unenforceable, the remaining portions hereof will remain in full force and effect and such provision will be enforced to the maximum extent possible so as to effect the intent of the parties, and will in no way be affected, impaired, or invalidated.

This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, communications, and agreements, whether oral or written, between the parties relating to the same and all past courses of dealing or industry custom. Notwithstanding the foregoing, the parties acknowledge and agree that they will continue to be bound by that certain letter agreement regarding confidentiality, dated as of August 19, 2013, by and between them.

Each party represents that the person signing this Agreement on its behalf is authorized to bind it by so doing. This Agreement may be executed in two counterparts, which will together be deemed a binding agreement. Any such signature page will be effective as a counterpart signature page hereto without regard to page, document or version numbers or other identifying information thereon, which are for convenience of reference only. Copies of executed signature pages hereto in .PDF or other electronic format will be deemed binding originals. Please indicate the Company’s agreement to the terms of this Agreement by executing it in the space provided below and returning a .PDF copy to me by email at the address set forth in Section 3 hereof.

I look forward to the successful completion of the discussions contemplated by this Agreement.

Very truly yours,

MA/COM Technology Solutions Holdings, Inc.

By:	/s/ John Croteau
Name:	John Croteau
Title:	President and Chief Executive Officer
Date:	October 4, 2013

AGREED TO AND ACCEPTED:

Mindspeed Technologies, Inc.

By:	/s/ Brandi R. Steege
Name:	Brandi R. Steege
Title:	Senior Vice President and General Counsel
Date:	October 4, 2013

November 1, 2013

CONFIDENTIAL

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard

East Tower

Newport Beach, California 92660

Attention: Mr. Dwight W. Decker, Chairman

RE:	Amendment to Exclusivity Agreement

Ladies and Gentlemen:

Reference is made to that certain letter agreement, dated October 4, 2013 (the “Agreement”), between M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), and Mindspeed Technologies, Inc., a Delaware corporation (the “Company”), pursuant to which the parties agreed to certain terms with respect to their continued discussions and other activities regarding a potential acquisition of the Company (the “Transaction”). Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement.

In consideration of the substantial amount of resources MACOM will expend in evaluating and negotiating the terms of the Transaction and of the mutual covenants set forth below and in the Agreement, MACOM and the Company agree as follows:

1. Extension of Renewal Exclusivity Period. The Renewal Exclusivity Period is hereby extended to 11:59 p.m. (Pacific time) on Tuesday, November 5, 2013.

2. Ratification and Affirmation of the Agreement. The parties hereby ratify and affirm the Agreement and the relative rights and obligations of the parties as set forth in the Agreement, all of which shall remain in full force and effect except as otherwise expressly amended as set forth herein.

3. Miscellaneous. The terms and provisions of Sections 3, 4, 5 and 6 of the Agreement are incorporated herein by reference as if set forth herein in their entirety and shall apply mutatis mutandis to this letter agreement.

Each party represents that the person signing this letter agreement on its behalf is authorized to bind it by so doing. This letter agreement may be executed in two counterparts, which will together be deemed a binding agreement. Any such signature page will be effective as a counterpart signature page hereto without regard to page, document or version numbers or other identifying information thereon, which are for convenience of reference only. Copies of executed signature pages hereto in .PDF or other electronic format will be deemed binding originals. Please indicate the Company’s agreement to the terms of this letter agreement by executing it in the space provided below and returning a .PDF copy to me by email at the address set forth in Section 3 of the Agreement.

Very truly yours,

MA/COM Technology Solutions Holdings, Inc.

By:	/s/ John Croteau
Name:	John Croteau
Title:	President and Chief Executive Officer
Date:	November 1, 2013

AGREED TO AND ACCEPTED:

Mindspeed Technologies, Inc.

By:	/s/ Stephen Ananias
Name:	Stephen Ananias
Title:	Chief Financial Officer
Date:	November 1, 2013